Resin Systems Inc.’s Contract Manufacturer Closes Financing

Calgary, Alberta, January 18, 2008: Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a developer of innovative advanced material products, announced that its contract manufacturer, Global Composite Manufacturing, Inc. (“GCM”), has completed its $6.1 million financing in connection with the manufacturing and license agreement between GCM and RS, previously announced on August 13, 2007. GCM has received Ontario provincial government loans and grants as part of their overall financing plan.

As previously announced, RS has provided guarantees to the lenders in this financing, with $2.1 million on a limited recourse basis collateralized by the RStandard™ utility pole manufacturing equipment, and $4.0 million on a full recourse basis. The guarantees would be called upon if GCM fails to perform under its obligations to its lenders.

In conjunction with the closing of the GCM financing, RS entered into an amended and restated manufacturing and licensing agreement with GCM for the upgrade and commission of existing RStandard utility pole manufacturing equipment and the production of RStandard utility poles by GCM under license from RS.

About RS

RS is a developer of innovative advanced material products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the RStandard™ composite roller tube and the award winning RStandard™ modular composite utility pole. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version" and "RStandard" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com